Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

Select Financial and Operating Information
		Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2011	2010	% Change

Revenue	$525,350	$373,136	40.8
EBITDA(1)	186,411	117,658	58.4
Net earnings	65,560	56,917	15.2
Cash provided by operations	117,322	20,624	468.9
Capital spending:
Upgrade capital expenditures	29,227	6,796	330.1
Expansion capital expenditures	35,573	687	5,078.0
Proceeds on sale	(735)	(1,153)	(36.3)

Net capital spending	64,065	6,330	912.1

Net earnings - per share:
Basic	0.24	0.21	14.3
Diluted	0.23	0.20	15.0

Contract drilling rig fleet	359	351	2.3
Drilling rig utilization days:
Canada	12,542	10,205	22.9
United States	9,021	6,993	29.0
International	180	175	2.9
Service rig fleet	220	220	-
Service rig operating hours	96,148	82,169	17.0
(1) See “FINANCIAL MEASURES”.

Financial Position and Ratios
	March 31,	December 31,
(Stated in thousands of Canadian dollars, except ratios)	2011	2010

Working capital	$409,807	$458,003
Working capital ratio	2.7	3.1
Long-term debt(1)	$811,408	$804,494
Total long-term financial liabilities	$835,859	$834,813
Total assets	$3,642,850	$3,564,540
Long-term debt to long-term debt plus equity ratio(1)	0.29	0.29
(1) Net of unamortized debt issue costs

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three month period ended March 31, 2011 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at June 13, 2011 focuses on the unaudited Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2010 Annual Report, Annual Information Form, the unaudited March 31, 2011 Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 13 of this report.

Effective January 1, 2011, Precision began reporting its financial results in accordance with International Financial Reporting Standards (“IFRS”). The interim Consolidated Financial Statements and comparative information have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board. Previously, the Corporation prepared its Interim and Annual Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles. Please see additional discussion regarding IFRS later in this report and in the unaudited March 31, 2011 Consolidated Financial Statements.

Select Financial and Operating Information

Precision’s revenue for the first quarter of 2011 totalled $525 million compared to $373 million for the same period of 2010. Precision reported net earnings of $66 million or $0.23 per diluted share for the three months ended March 31, 2011 compared to net earnings of $57 million or $0.20 per diluted share for the first quarter of 2010. Financing costs for the first quarter 2011 were $43 million which included a charge of $27 million ($0.07 per diluted share) related to Precision’s repayment of the $175 million 10% senior unsecured notes.

Revenue in the first quarter of 2011 was $152 million higher than the prior year period. The increase was due to a year-over-year increase in rates and utilization days in both Canada and the United States. Revenue in Precision's Contract Drilling Services segment increased by 40% while revenue increased 42% in the Completion and Production Services segment in the first quarter of 2011 compared to the prior year quarter.

Earnings before interest, taxes, depreciation and amortization and foreign exchange (“EBITDA”) were $186 million for the first quarter of 2011 compared to $118 million for the first quarter of 2010. The increase in drilling activity both in Canada and the United States, coupled with higher dayrates in both markets in the first quarter of 2011 over the same period of 2010, led to the 41% increase in revenue and 58% increase in EBITDA. EBITDA margin (EBITDA as a percentage of revenue) was 35% for the first quarter of 2011 compared to 32% for the same period in 2010. The increase in EBITDA margin was primarily attributable to higher utilizations and higher average dayrates in both Canada and the United States in the first quarter of 2011 versus the prior year period. Precision's term contract position with customers, a highly variable operating cost structure and economies achieved through vertical integration of the supply chain continue to support EBITDA margins.

Revenue for the fourth quarter of 2010 was $436 million and EBITDA totalled $145 million. First quarter 2011 revenue and EBITDA were higher than the fourth quarter of 2010 due to higher utilization and revenue rates in the Canadian and United States drilling operations as well as in Precision’s other service offerings. Average drilling rig revenue per day increased by US$1,440 in Precision’s United States operations and by $671 in the Canadian operations in the first quarter of 2011 over the fourth quarter of 2010.

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment. Prior period numbers have been restated to reflect this change. In the Contract Drilling Services segment, Precision currently owns 359 contract drilling rigs, including 202 in Canada, 154 in the United States and three rigs in international locations. Precision’s Completion and Production Services segment includes 200 service rigs, 20 snubbing units, 82 wastewater treatment units, 81 drilling and base camps and a broad mix of rental equipment.

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During the first quarter of 2011, an average of 139 drilling rigs worked in Canada and 102 worked in the United States and Mexico totalling an average of 241 rigs. This compares with an average of 204 rigs working in the fourth quarter of 2010 and 193 rigs in the first quarter of 2010.

Precision’s 2011 priorities are threefold:

1.	Deliver the High Performance, High Value level of services that customers require to drill the technically challenging wells of today’s unconventional resource play exploitation.

2.
Focus on North American organic growth. Precision’s 2010 new build rig program included nine rigs. Eight of those rigs are complete and working with the remaining rig projected to be completed and working by the end of the second quarter of 2011. Precision’s 2011 new build rig program currently stands at 28 rigs, 17 of which Precision has signed term contracts with an average term of over three years. Precision has firm commitments from customers for the majority of the remaining 11 rigs and expects to have contracts in place by the end of the third quarter of 2011 on terms similar to the term contracts already in place. Of the 28 rigs in the 2011 new build program Precision expects to deliver 21 in 2011 and the remaining 7 in 2012.

3.
Improve financial flexibility, which provides the financial liquidity to be able to continue to seize opportunities to grow the Corporation. In addition to North American organic growth, Precision plans on pursuing both organic growth and acquisition opportunities in the directional drilling and international drilling arena during 2011. During the first quarter of 2011, Precision repaid its $175 million 10% senior unsecured notes and issued $200 million of senior unsecured notes with an eight year term, bearing interest at 6.5% annually. Also, late in the first quarter, Precision completed the acquisition of two related directional drilling companies in the United States. These companies typically operate 10 to 14 directional drilling jobs, on a continuing basis.

As previously disclosed in the 2010 Management’s Discussion and Analysis and in Note 25 to the December 31, 2010 financial statements, certain Canadian tax authorities have reviewed prior period transactions and on February 9, 2011, the Corporation received a notice of reassessment from Canada Revenue Agency for $216 million relating to a transaction that occurred in the 2005 tax year. As a result of the reassessment, Precision was required to pay $108 million of the reassessed balance. Precision has appealed this reassessment as it vigorously defends what it believes to be a correct filing position related to this transaction. The appeal process could be lengthy and the ultimate outcome of the process is unknown.

Oil prices were higher and natural gas prices were lower during the first quarter of 2011 compared with the year ago period. For the first quarter of 2011, West Texas Intermediate crude oil averaged US$94.11 per barrel, 20% higher when compared to US$78.58 per barrel in the same period in 2010. AECO natural gas spot prices averaged $3.76 per MMBtu, 24% lower than the first quarter 2010 average of $4.96 per MMBtu. In the United States, Henry Hub natural gas spot prices averaged US$4.17 per MMBtu in the first quarter of 2011, a decrease of 19% over the first quarter 2010 average of US$5.12 per MMBtu.

Summary for the three months ended March 31, 2011:

•	Precision refinanced its $175 million 10% senior unsecured notes with $200 million 6.5% senior unsecured notes due in 2019 reducing future interest payments and extending the period of repayment.

•
Operating earnings were $123 million and 23% of revenue, compared to $65 million and 18% of revenue in 2010. Operating earnings were positively impacted by the increase in activity and rates in all of Precision’s service offerings in North America over the same period in 2010.

•
Financial charges were $43 million, an increase of $14 million from the first quarter of 2010 due to the refinancing of a portion of Precision’s long-term debt which required the Corporation to record a charge of $27 million for the make-whole premium under the previously outstanding $175 million 10% senior unsecured notes.

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•
In November 2010, Precision designated its U.S. dollar denominated long-term debt as a hedge against its net investment in its United States operations. As a result, in the first quarter of 2011 the gain on translation of the U.S. denominated long-term debt is recognized in comprehensive income while in the comparative period it was recognized as an expense in the period. During the first quarter, the Canadian dollar strengthened in relation to the U.S. dollar giving rise to a foreign exchange loss of $3 million on the net U.S. dollar denominated monetary position held in the Canadian based operations.

•
Capital expenditures for the purchase of property, plant and equipment were $65 million in the first quarter, an increase of $57 million over the same period in 2010. Capital spending for the first quarter of 2011 included $36 million for expansion capital and $29 million for the maintenance and upgrade of existing assets.

•
Average revenue per utilization day for contract drilling rigs increased in the first quarter of 2011 to US$20,864 from the prior year first quarter of US$18,710 in the United States and increased in Canada to $17,820 in the first quarter of 2011 from $15,511 for the first quarter of 2010. The increase in revenue rates for the first quarter in the United States reflects a greater proportion of rigs working under term contracts, the pricing leverage of higher overall industry utilization and increased turnkey revenue compared to the prior year quarter partially offset by idle but contracted rig revenue in 2010. In the United States, for the first quarter of 2011, 70% of Precision’s working rigs were working under term contract compared to 51% in the 2010 comparative period. For the first quarter of 2010 revenue in the United States included US$4 million generated from idle but contracted rigs associated with term customer contracts compared with none during the current quarter. Turnkey revenue for the first quarter of 2011 was US$16 million compared with US$13 million in 2010. In Canada, contract drilling rates have increased from the prior year comparative period which is a reflection of higher rig activity and increased demand for Precision’s rigs. Within Precision’s Completion and Production Services segment, average hourly rates for service rigs were $720 in the first quarter of 2011 compared to $640 in the first quarter of 2010.

•
Average operating costs per utilization day for drilling rigs increased in the first quarter of 2011 to US$13,537 from the prior year first quarter of US$12,149 in the United States and increased from $8,453 in 2010 to $8,740 in Canada. The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2010. In the United States, the increase was due to a labour rate increase effective December 2010, and higher repairs and maintenance. Within Precision’s Completion and Production Services segment, average hourly operating costs for service rigs increased to $499 in the first quarter of 2011 as compared to $470 in the first quarter of 2010 primarily due to a labour cost increase which was recovered by a corresponding increase in the revenue rate.

•
General and administrative expenses were $35 million, an increase of $9 million from the first quarter of 2010, primarily because incentive compensation costs tied to the price of Precision’s common stock increased $8 million over the comparable quarter in 2010.

OUTLOOK

Precision has a strong portfolio of long-term customer contracts that provides a base level of activity and revenue. Precision currently has an average of approximately 116 rigs committed under term contracts in North America in the second quarter of 2011, an average of 112 rigs contracted for the third quarter of 2011 and 93 for the fourth quarter of 2011. In Canada, term contracted rigs generate from 200 to 250 utilization days per rig year due to the seasonal nature of well access, whereas in the United States they generate about 350 utilization days per rig year in most regions.

Based on current drilling rig contacts, for 2011 Precision has an average of 40 rigs in Canada under term contract, 67 in the United States and two in Mexico. Since the first quarter earnings release in April 2011, Precision has added term contracts that increased the average for 2011 from 95 rigs to 108 rigs working under term contract and from 44 to 56 rigs under term contract for 2012. For 2012, Precision currently has term contracts in place for an average of 56 rigs, with 38 in Canada and 18 in the United States and Mexico.

Capital expenditures are expected to be approximately $790 million for 2011, of which $65 million was expended during the first quarter. The 2011 total includes $121 million for sustaining and infrastructure expenditures and is

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based upon currently anticipated activity levels for 2011. Additionally, $458 million is slated for expansion capital and includes the cost to complete five of the nine drilling rigs from the 2010 new build rig program and 28 additional new build rigs for 2011. The total capital expenditures also include the cost to upgrade eight to twelve rigs in 2011 and to purchase long lead time items for the Corporation’s capital inventory at an anticipated cost of $211 million. These long lead time items include top drives, masts and engines, that can be used for North American or international new build rig opportunities and rig tier upgrades. Precision expects that the $790 million will be split $718 million for the Contract Drilling segment and $72 million for the Completion and Production Services segment. An additional $152 million of capital expenditures is expected to be required in 2012 to complete the 2011 new build rig program.

Interest remains very strong for additional Tier 1 Super Series rigs for the United States. Precision believes that customer demand, specifically from customers operating in the Bakken, Eagle Ford and Permian Basin, will result in additional new build rig opportunities throughout 2011 and we continue to see attractive opportunities to upgrade lower tier rigs. Oil plays in Canada, such as the Cardium and Viking, will also provide additional opportunities for new build rigs during the year.

To date in 2011, there has been substantially higher drilling activity in Canada and the United States than in the prior year. Precision believes that oil directed drilling demand will continue to lead rig counts higher in North America. There is also increased liquidity in the capital markets as well as higher oil prices which are providing some of Precision’s customers with cash flow to increase drilling programs. According to industry sources, as at June 10, 2011, the United States active land drilling rig count was up about 21% from the same period in the prior year while the Canadian drilling rig count had increased about 9%. With the year-over-year improvements in rig utilization, there have been recent improvements in spot market dayrates charged to customers in Canada and there continues to be modest improvements in average dayrates in the United States. The improvements in dayrates in Canada and the United States are expected to hold, and possibly improve, for the remainder of 2011.

Natural gas production in the United States has remained strong despite reduced drilling activity over the last two years. However, with the cold winter in North America, United States natural gas storage levels as at June 3, 2011 are near the five-year average and 10% below storage levels of a year ago. This also strongly influences Canadian activity since Canada exports a significant portion of its natural gas production to the United States. The increase in oil and liquids rich natural gas drilling in areas like the Permian Basin, Bakken and Eagle Ford have been strong and the United States land based oil directed rig count as at June 10, 2011 was 72% higher than it was a year ago. On average, Precision has more equipment working in oil related plays than at any time in the last 20 years, while approximately 30% of Precision’s active rig count is drilling for natural gas targets.

With high storage levels, consistent production and the view that North America has an oversupply of natural gas, gas prices have remained at relatively low levels. To date, customer changes in natural gas drilling plans are reflected in a decline in the rig count targeting dry gas plays. If low natural gas prices continue, Precision and the North American drilling industry could see a further reduction in demand for natural gas drilling. With the current demand for oil and liquids rich natural gas drilling, Precision believes further reductions in natural gas directed drilling would continue to be mostly offset by increases in oil and liquids rich natural gas drilling.

Despite near term challenges, the future of the global oil and gas industry remains promising. For Precision, 2011 represents an opportunity to demonstrate our value to customers by providing High Performance, High Value services that deliver low customer well costs and strong margins to Precision.

As of January 1, 2011, Precision began reporting its financial statements under IFRS and future financial statements will be required to be prepared in compliance with IFRS as if Precision had always followed these standards. Certain first-time adoption elections were made which impact the opening balance sheet amounts and those key first-time elections are discussed in the unaudited March 31, 2011 Consolidated Financial Statements. For the three month period ended March 31, 2011, Precision is required to prepare reconciliations from Canadian Generally Accepted Principles that existed up to December 31, 2010 to IFRS balances and to provide a greater amount of financial statement disclosures. Note 4 to the Consolidated March 31, 2011 Financial Statements provides disclosure regarding first time adoption of IFRS.

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SEGMENTED FINANCIAL RESULTS

To align with the management of the operating divisions, Precision now considers the camp and catering division to be within the Completion and Production Services segment. Precision views its corporate segment as a support function that provides assistance to more than one segment. Beginning with the current quarter Precision has included United States based corporate costs, previously included in Contract Drilling Services, in the Corporate and Other segment. Prior period numbers have been restated to reflect these changes. Precision’s operations are reported in two segments; the Contract Drilling Services segment includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment includes the service rig, snubbing, rental, camp and catering and wastewater treatment divisions.

		Three months ended March 31,
(Stated in thousands of Canadian dollars)	2011	2010	% Change

Revenue:
Contract Drilling Services	$426,027	$304,820	39.8
Completion and Production Services	104,229	73,152	42.5
Inter-segment eliminations	(4,906)	(4,836)	(1.4)
	$525,350	$373,136	40.8

EBITDA:(1)
Contract Drilling Services	$172,550	$112,856	52.9
Completion and Production Services	34,451	19,445	77.2
Corporate and other	(20,590)	(14,643)	40.6
	$186,411	$117,658	58.4
(1) See “FINANCIAL MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES
			Three months ended March 31,
(Stated in thousands of Canadian dollars, except where indicated)	2011		2010		% Change

Revenue		$426,027		$304,820	39.8
Expenses:
Operating		243,699		183,332	32.9
General and administrative		9,778		8,632	13.3
EBITDA(1)		172,550		112,856	52.9
Depreciation and amortization		54,527		43,605	25.0
Operating earnings(1)		$118,023		$69,251	70.4

Operating earnings as a percent of revenue		27.7%		22.7%
Drilling rig revenue per utilization day in Canada		$17,820		$15,511	14.9
Drilling rig revenue per utilization day in the United States(2)	US$	20,864	US$	18,710	11.5
(1)	See “FINANCIAL MEASURES”.
(2)	Includes revenue from idle but contracted rig days and lump sum payouts.

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		Three months ended March 31,
Canadian onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)

Number of drilling rigs (end of period)	202	793	202	811
Drilling rig operating days (spud to release)	11,127	47,462	9,111	38,399
Drilling rig operating day utilization	61%	67%	50%	53%
Number of wells drilled	1,091	3,607	940	3,564
Average days per well	10.2	13.2	9.7	10.8
Number of metres drilled (000s)	1,720	6,511	1,524	5,873
Average metres per well	1,577	1,805	1,621	1,648
Average metres per day	155	137	167	153
(1)	Canadian operations only.
(2)	Canadian Association of Oilwell Drilling Contractors (“CAODC”) and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2011		2010
	Precision	Industry(2)	Precision	Industry(2)

Average number of active land rigs for quarter ended:
March 31	100	1,695	78	1,300
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Contract Drilling Services segment revenue for the first quarter of 2011 increased by 40% to $426 million and EBITDA increased by 53% to $173 million compared to the same period in 2010. The increase in revenue and EBITDA was due to the higher drilling rig activity and higher average rates per day for both Canada and the United States.

Activity in North America was impacted by increased customer demand for oil related drilling activity as a result of higher global oil prices. In the first quarter of 2011, drilling rig revenue per utilization day in Canada was up 15% over the prior year period as a result of increased rates for rigs working on well-to-well contracts. During the quarter, 24% of Precision’s utilization days in Canada were generated from rigs under term contract compared with 27% in 2010 while in the United States 70% of utilization days were generated from rigs under term contract as compared to 51% in the prior year period. As at the end of the quarter, Precision had 70 drilling rigs working under term contracts in the United States and 37 in Canada.

Drilling rig utilization days in Canada (drilling days plus move days) during the first quarter of 2011 were 12,542, an increase of 23% compared to 10,205 in 2010. Drilling rig utilization days for Precision in the United States was 29% higher than the same quarter of 2010 due to increased customer demand with the majority of additional activity coming from oil and liquids rich natural gas related plays. On average Precision had two rigs working in Mexico during the first quarter of 2011, the same as the corresponding quarter of 2010.

Contract Drilling Services operating costs were 57% of revenue for the quarter which is three percentage points lower than the prior year period. On a per day basis, operating costs for the drilling rig division in Canada were above the prior year period because of an increase in crew wage expense effective October 2010. Operating costs for the quarter in the United States on a per day basis were up from the comparable period in 2010 due to a crew wage increase effective December 2010 and higher repair and maintenance costs.

Quarterly depreciation in the Contract Drilling Services segment increased 25% from the prior year due to the increase in activity in both Canada and the United States. Both the United States and Canadian contract drilling operations use the unit of production method of calculating depreciation.

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SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

		Three months ended March 31,
(stated in thousands of Canadian dollars, except where indicated)	2011	2010	% Change

Revenue	$104,229	$73,152	42.5
Expenses:
Operating	65,532	51,176	28.1
General and administrative	4,246	2,531	67.8
EBITDA(1)	34,451	19,445	77.2
Depreciation and amortization	7,071	6,677	5.9
Operating earnings(1)	$27,380	$12,768	114.4

Operating earnings as a percent of revenue	26.3%	17.5

Well servicing statistics:(2)
Number of service rigs (end of period)	220	220	–
Service rig operating hours	96,148	82,169	17.0
Service rig operating hour utilization	48.6%	41.5%
Service rig revenue per operating hour	$720	$640	12.5

(1)	See “FINANCIAL MEASURES”.
(2)	Now includes snubbing services. Comparative numbers have been restated to reflect this change.

Completion and Production Services segment revenue for the first quarter increased by 42% from the first quarter of 2010 to $104 million and EBITDA increased by 77% to $34 million. The increase in revenue and EBITDA was attributed to the increase in activity and pricing as customers increased spending in response to higher oil and natural gas liquids commodity prices.

Well servicing and snubbing activity increased 17% from the prior year period, with the fleet generating 96,148 operating hours in the first quarter of 2011 compared with 82,169 hours in the prior year quarter for utilization of 49% and 41%, respectively. The increase was a result of higher service rig demand for completions of new wells along with production maintenance of existing wells, both with an emphasis on oil wells. Approximately 80% of the first quarter service rig activity was oil related. New well completions were 25% higher than the prior year quarter and accounted for 23% of service rig operating hours in the first quarter compared to 22% in the same quarter in 2010. Precision's camp and catering division benefited from a 500-man base camp in Canada that is contracted until the third quarter of 2011 and a 175-man base camp in Canada that is contracted into 2012.

Average service rig revenue increased $80 per operating hour to $720 from the prior year period due to higher rates driven by increased demand for the services.

Operating costs as a percentage of revenue decreased to 63% in the first quarter of 2011 from 70% in the same period of 2010 as fixed costs spread over a higher activity base were partially offset by higher crew wages in the service rig division. Operating costs per service rig operating hour increased over the comparable period in 2010 due primarily to higher wages, higher fuel prices and higher repair and maintenance costs to prepare for increased activity.

Depreciation in the Completion and Production Services segment in the first quarter of 2011 was 6% higher than the prior year due to higher equipment utilization. The well servicing operation uses the unit of production method of calculating depreciation while the other operating divisions within the Completion and Production Services segment use the straight-line method.

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SEGMENT REVIEW OF CORPORATE AND OTHER

Precision views its corporate segment as a support function that provides assistance to more than one segment. Beginning with the current quarter Precision has included United States based corporate costs, which were previously in the Contract Drilling Services segment, in the corporate segment and restated prior period comparatives. The Corporate and other segment had an EBITDA loss of $21 million for the first quarter of 2011, $6 million higher than the prior year comparative period primarily due to increased costs associated with share based performance incentive plans.

OTHER ITEMS

Net financial charges were $43 million, an increase of $14 million from the first quarter of 2010 due to the refinancing of a portion of Precision’s long-term debt which required the Corporation to record a charge of $27 million for the make-whole premium under the previously outstanding $175 million 10% senior unsecured notes partially offset by lower amortization of debt issue costs and long-term debt interest expense.

The Corporation had a foreign exchange loss of $3 million during the first quarter of 2011 due to the strengthening of the Canadian dollar versus the U.S. dollar and the impact on the net U.S. dollar denominated monetary position in the Canadian dollar based companies.

Precision’s effective tax rate on earnings before income taxes for the first quarter of 2011 was 15%.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. Precision employs a disciplined approach to minimize costs through operational management practices and a variable cost structure, and to maximize revenues through term contract positions with a focus of maintaining a strong balance sheet. This operational discipline provides Precision with the financial flexibility to capitalize on strategic acquisitions and internal growth opportunities at all points in the business cycle.

Operating within a highly variable cost structure, Precision’s maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through Precision’s internal manufacturing and supply divisions. Expansion capital for new build rig programs require two to five year term contracts in order to mitigate capital recovery risk.

Liquidity remains sufficient as Precision had a cash balance of $130 million and the US$550 million senior secured revolver (“Secured Facility”) remains undrawn except for US$23 million in outstanding letters of credit as at March 31, 2011. In addition to the Secured Facility, Precision has available $40 million in operating facilities which are used for working capital management.

During March 2011, Precision issued $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 in a private placement. The net proceeds and cash on hand were in effect used to repay the $175 million 10% senior unsecured notes. The total repayment of approximately $204 million included the $175 million in principal, accrued interest and a make-whole premium. The make-whole premium of $27 million was a charge to earnings in the first quarter of 2011.

During November 2010, Precision closed an offering of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “Unsecured Notes”) in a private placement. Net proceeds from the Unsecured Notes offering were used to repay in full the outstanding indebtedness under the Corporation’s then existing term loan A and term loan B credit facilities. At that time, the outstanding balance under the term loan A credit facility was approximately US$263 million and the outstanding balance under the term loan B credit facility was approximately US$318 million. In conjunction with the closing of the Unsecured Notes offering, Precision terminated its existing secured credit facilities and entered into the Secured Facility which expires in 2013. Subject to certain conditions, the new Secured Facility may be increased by an additional US$100 million.

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As at March 31, 2011, the Corporation was in compliance with the covenants under the Secured Facility and expects to remain in compliance with such covenants and have complete access to credit lines during the remainder of 2011.

The current blended cash interest cost of Precision’s debt is approximately 6.6% compared to 7.3% as at December 31, 2010.

In November 2010 Precision designated its U.S. dollar denominated long-term debt as a hedge of its investment in its United States operations. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per share amounts)
		2010 (IFRS)		2011 (IFRS)
Quarters ended	June 30	September 30	December 31	March 31

Revenue	$261,828	$359,152	$435,537	$525,350
EBITDA(1)	60,125	112,607	144,518	186,411
Net earnings (loss):	(69,418)	56,286	(250)	65,560
Per basic share	(0.25)	0.21	–	0.24
Per diluted share	(0.25)	0.20	–	0.23
Funds provided by operations(1)	40,692	126,811	133,903	192,337
Cash provided by operations	143,001	67,575	75,064	117,322
		2009 (CGAAP)(2)		2010 (IFRS)
Quarters ended	June 30	September 30	December 31	March 31

Revenue	$209,597	$253,337	$286,067	$373,136
EBITDA(1)	59,260	85,739	92,615	117,658
Net earnings (loss):	57,475	71,696	(24,885)	56,917
Per basic share	0.23	0.26	(0.09)	0.21
Per diluted share	0.22	0.25	(0.09)	0.20
Funds provided by operations(1)	20,690	59,134	123,728	102,759
Cash provided by operations	212,554	19,948	70,631	20,624
(1)	See “FINANCIAL MEASURES”.
(2)	Financial information prepared under previous Canadian Generally Accepted Accounting Principles (CGAAP) applicable at that time.

FINANCIAL MEASURES

Precision uses certain measures that are not defined terms under IFRS to assess performance and believes these measures provide useful supplemental information to investors. The method used to calculate these measures are not defined under IFRS and will vary between entities. The following are the measures Precision uses in assessing performance.

EBITDA

Management believes that in addition to net earnings (loss), EBITDA, reported in the consolidated statements of income, is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange, how the results are taxed or how depreciation and amortization charges affect results.

Operating Earnings

Management believes that in addition to net earnings (loss), operating earnings as reported in the consolidated statements of income is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed, the impact of foreign exchange or how the results are taxed.

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Funds Provided by Operations

Management believes that in addition to cash provided by operations, funds provided by operations, as reported in the consolidated statements of cash flow is a useful supplemental measure as it provides an indication of the funds generated by Precision’s principal business activities prior to consideration of working capital, which is primarily made up of highly liquid balances.

ACCOUNTING POLICIES

On January 1, 2011, Precision adopted International Financial Reporting Standards (“IFRS”) using a transition date of January 1, 2010. The financial statements for the three month period ended March 31, 2011 and comparative financial information have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards” and with International Accounting Standard 34, “Interim Financial Reporting.” Previously, Precision prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Previous GAAP”).

Precision’s IFRS accounting policies are provided in Note 3 to the Interim Consolidated Financial Statements while Note 4 provides reconciliations between Precision’s 2010 Previous GAAP results and the 2010 IFRS results. The reconciliations include the Consolidated Statement of Financial Position as at January 1, 2010, March 31, 2010 and December 31, 2010 and Consolidated Statements of Earnings, and Consolidated Statements of Comprehensive Income, for the three months ended March 31, 2010 and for the year ended December 31, 2010.

The following table provides a summary reconciliation of Precision’s Previous GAAP results to results as restated under IFRS:

(Stated in thousands of Canadian dollars)		2010			Year 2010
Quarters ended	March 31	June 30	September 30	December 31

Net earnings – Previous GAAP	$62,017	$(66,547)	$61,078	$5,543	$62,091
IFRS addition (deduction):
Depreciation and amortization(1)	(6,673)	(5,624)	(7,065)	(8,023)	(27,385)
Stock based compensation(2)	(745)	1,131	10	(871)	(475)
Income tax(3)	2,318	1,623	2,262	3,101	9,304
Net earnings - IFRS	$56,917	$(69,417)	$56,285	$(250)	$43,535
(1)
Under Previous GAAP Precision principally viewed a drilling rig as a single asset with an overall useful life and depreciated that asset on a unit of production method over that life. IFRS more explicitly defines what constitutes a separate and identifiable asset. Under IFRS each part of a capital item with a cost that is significant in relation to the total is depreciated separately and significant items can only be added together if they have similar useful lives and therefore the same depreciation rate. As a result of this componentization depreciation expense as calculated under IFRS for 2010 has increased.

(2)
The main difference under IFRS, in particular after the conversion to a corporation, results from the cash settled share appreciation rights plan (“SAR”). Under Previous GAAP these rights were recorded based on the intrinsic value method which uses the balance sheet date share price to value the associated liability. IFRS requires the use of an option pricing model to fair value the SAR. The differences in methodology resulted in a change to compensation expense.

(3)	Income tax changes are the result of the tax effect of the changes in depreciation and the cash settled share appreciation rights plan.

Accounting Policy Changes under IFRS

The following discussion outlines the significant difference between Precision’s Previous GAAP accounting policies and those applied under IFRS. IFRS policies have been retrospectively applied except where specific IFRS 1 optional and mandatory exemptions permitted to have the standard applied on a prospective basis.

Business Combinations

As permitted under IFRS 1 Precision has elected to apply IFRS retrospectively to all business combinations that occurred on or after December 23, 2008. Changes from the application of IFRS 3 Business Combinations on the Grey Wolf acquisition (the only acquisition to be restated) resulted in $590 million less purchase consideration, acquisition-related costs of $22 million to be expensed, intangible asset valued at $69 million to be recognized and amortized over its estimated life and reduced deferred tax by $26 million related to an intangible asset which was fully amotized under IFRS in 2009.

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Under Previous GAAP, purchase consideration was valued based on Precision’s share price on the date at which the acquisition was announced while under IFRS it is valued based on the share price on the date at which the acquisition closed. The additional intangible asset to be recognized under IFRS related to the purchased name which Precision did not intend to use in its principal business and is fully amortized during 2009 under IFRS. Under IFRS negative goodwill acquired on a business combination is recognized in income on the acquisition date. The goodwill adjustment was restated for foreign exchange translation as at December 31, 2009 resulting in a Canadian dollar reduction of carrying value of $75 million. The net effect was to eliminate the goodwill originally recorded under Previous GAAP and therefore goodwill as at January 1, 2010 related to the Grey Wolf acquisition was nil.

Fair Value Accounting for Capital Assets

In accordance with IFRS 1, Precision elected to fair value select rigs in the United States and Canada. The fair value election for certain rigs resulted in a downward adjustment to the carrying value of $146 million. For the remaining property, plant and equipment, historical records were built from inception of Precision using principles of IAS 16 Property Plant and Equipment. This resulted in a decrease in the carrying value of Property, Plant and Equipment of $115 million. The adjustments to the carrying value resulted in a decrease to deferred tax liability of $85 million.

Cash Settled Share Appreciation Rights Plan

Precision has a cash settled share appreciation rights plan (“SAR”) which under Previous GAAP is recorded based on the intrinsic value method which uses the balance sheet date share price to value the associated liability. IFRS requires the use of an option pricing model to fair value the SAR.

Borrowing Costs

Under Previous GAAP, Precision expensed borrowing costs as incurred. At the date of transition, Precision elected to capitalize borrowing costs only in respect of qualifying assets for which the commencement date for capitalization was on or after the date of transition. There was no effect to Precision’s financial statements as a result of this election as there were no qualifying assets at the transition date or subsequent thereto.

Foreign Exchange

As permitted by IFRS 1, Precision has elected to deem all foreign currency translation adjustments included in accumulated other comprehensive loss prior to the date of transition to be nil.

Income Tax

Deferred income taxes have been adjusted to reflect the tax effect arising from the differences between IFRS and previous GAAP.

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Cautionary Statement Regarding Forward-looking
Information and Statements

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “appears”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward-looking information and statements include, but are not limited to, the following: customer demand for oil and liquids rich natural gas drilling; increased liquidity in capital markets provide cash flow for customers to increase drilling programs; oil directed drilling demand will continue to lead rig counts higher in North America; amount, timing, and allocation of capital expenditures; the potential for further reduction in natural gas drilling and related activity; the outcome of discussions regarding potential new build opportunities for rigs; the marketability of upgraded rigs; market dayrates holding or improving for the remainder of 2011; the customer demand for new build rigs and the timing and deployment thereof; the outcome of the tax reassessment and appeal process; plans to pursue both organic growth and acquisition opportunities in directional drilling and international drilling in 2011; Precision's continued compliance with its financial covenants and ability to access its credit lines; the number of rigs under term contract and Precision’s ability to enter into additional term contracts; a reduction in gas directed drilling would be offset by an increase in oil and liquids rich natural gas drilling; and that the resolution of litigation claims against Precision will not have a material adverse effect on Precision.

These forward-looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services; capital market liquidity available to fund customer drilling programs; availability of cash flow, debt and/or equity sources to fund the Corporation’s capital and operating requirements, as needed; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations; interpretation of tax filing position for prior period transactions; the availability of qualified personnel, management or other key inputs; currency exchange fluctuations; and other unforeseen conditions which could impact the use of services supplied by Precision.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Corporation will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, the Corporation assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.

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